UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 14, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES THE VISIT OF SERGEY STEPASHIN, CHAIRMAN OF THE ACCOUNTS CHAMBER
OF THE RUSSIAN FEDERATION TO CHELYABINSK METALLURGICAL PLANT

Chelyabinsk, Russia – July 14, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that its Chelyabinsk
Metallurgical Plant (CMP) subsidiary was visited by Chairman of the Accounts
Chamber of the Russian Federation Sergey Stepashin on July 13, 2009.
Chelyabinsk Metallurgical Plant was the first position in the Accounts Chamber
Chairman’s schedule of business trips to Chelyabinsk region enterprises. The meeting with CMP and Mechel management implied discussion of successful implementation of measures for industrial potential recovery and capacity utilization growth and the plant’s role in sustaining budget revenues at different levels as well.
The delegation visiting Chelyabinsk Metallurgical Plant included Chairman of the
Accounts Chamber Sergey Stepashin, Governor of Chelyabinsk region Pyotr Sumin,
Chief Federal Inspector for Chelyabinsk region Andrey Andrianov, First Deputy
Governor of Chelyabinsk region Andrey Kosilov, Chairman of Control and Accounts
Chamber of Chelyabinsk region Alfred Galimov, Minister of Industry and Natural
Resources of Chelyabinsk region Evgeny Teftelev, First Deputy Chairman of
Legislative Assembly of Chelyabinsk region Yury Karlikanov, and Deputy of State
Duma Pavel Krasheninnikov. Mechel OAO was represented by Chief Executive Officer of Mechel Management OOO Andrey Deyneko, Chief Executive Officer of Oriel
Resources Ltd. Alexey Ivanushkin, and Managing Director of Chelyabinsk
Metallurgical Plant OAO Sergey Malyshev.
Participants of the delegation visited production site of continuous casting machine No. 3 of oxygen convertor shop that currently makes more than 75% of the total steel amount produced at the plant. They also visited construction site for continuous casting machine No. 5 ladle furnace. The ladle furnace construction is the first stage of the universal rail and structural steel mill construction, a priority investment project of Chelyabinsk Metallurgical Plant.
In the course of the meeting CMP’s Managing Director Sergey Malyshev briefed on current situation at the plant and crisis management activities’ results. As was mentioned, the crisis consequences treatment measures included more than 10%
reduction of costs in all business areas, increase in production volumes, adequate level of salaries and highly professional staff retaining. Stable operation of CMP is witnessed by commissioning blast furnace No. 4 this April reflecting increased demand for steel products. Its productivity was 10% raised after capital repairs completion. In May sintering plant No. 2 output reached target level and keeps on this activity level thus supplying 377 thousand tons of sinter to the plant monthly. Increased pig iron production resulted in the plant’s recovered demand for coke: coking battery No. 4 was commissioned in June after capital repairs completion.
CMP’s capacities utilization in Q2 2009 has exceeded the level of the relevant period of last year allowing the plant not only efficient operation but tax payment to budgets as well.
After the CMP’s management presentation Mr. Stepashin noted that he got very optimistic about the plant’s management plans and crisis treatment measures that were taken. He also pointed to the effective state program in progress addressed to the national financial institutions and aimed at cheaper availability of loans for operating plants that would be additional incentive to implement investment projects.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 14, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO